HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.                ________                 harttrinen@aol.com
Will Hart                                                         (303) 839-0061
Fax: (303) 839-5414


                                 August 15, 2013


Norman von Holtzendorff
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Vanguard Energy Corporation
            Registration Statement on Form S-3, Amendment #3
            File No. 333-187697


      This office represents Vanguard Energy Corporation (the "Company").

      The attached pages show the proposed changes to the Company's Registration statement which will be made in response to the staff's letter of July 31, 2013.

      If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                       Very Truly Yours,

                                       HART & HART, LLC

                                       /s/ William T. Hart

                                       William T.  Hart










WTH:ls

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. [ ]

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

       Large accelerated filer   [  ]          Accelerated filer   [  ]

       Non-accelerated filer   [  ]            Smaller reporting company  [X]
(Do not check if a smaller reporting company)

                         CALCULATION OF REGISTRATION FEE

Title of each                             Propsed       Proposed
 Class of                                 Maximum       Maximum
Securities                 Securities     Offering      Aggregate     Amount of
  to be                      to be        Price Per     Offering    Registration
Registered                 Registered     Share (1)      Price        Fee (1)
----------                 ----------     ---------     --------    -----------

Common stock (2)            4,800,000       $1.50      $7,200,000


Common Stock (3)              480,000       $1.20      $  576,000

Class A Warrants (4)          480,000          --              --
                          -----------                 -----------

Total                                                  $7,776,000       $1,061
                                                       ==========

(1)  Offering price calculated in accordance with Rule 457.

(2)  Shares issuable upon the exercise of Class A warrants.

(3)  Shares issuable upon the exercise of underwriters' warrants.

(4)  Class A warrants issuable upon exercise of underwriter's warrants.

     The Company hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of l933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                           VANGUARD ENERGY CORPORATION

                                  Common Stock

     By means of this prospectus we are offering up to:

     o 4,800,000 shares of our common stock which we may sell upon the exercise of our Class A warrants;

     o 480,000 shares of our common stock issuable upon the exercise of warrants we issued to the underwriters of our initial public offering; and

     o 480,000 Class A warrants issuable upon the exercise underwriters' warrants

     Our common stock is traded on the OTC Bulletin Board under the symbol VNGE. On July 10, 2013 the closing price for our common stock was $0.17. Our Class A warrants are also traded on the OTC Bulletin Board under the symbol VNGEW. On August 12, 2013 the closing price for one Class A warrant was $0.02. There is no trading market for the units issuable upon the exercise of the underwriters' warrants.


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

     THESE SECURITIES ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. FOR A DESCRIPTION OF CERTAIN IMPORTANT FACTORS THAT SHOULD BE CONSIDERED BY
PROSPECTIVE  INVESTORS,   SEE  "RISK  FACTORS"  BEGINNING  ON  PAGE  5  OF  THIS
PROSPECTUS.





                 The date of this prospectus is August __, 2013.

      In connection with the December 2011 initial public offering, we issued warrants to the underwriters of the offering. The underwriter's warrants allow the holders to purchase 480,000 units at a price of $1.20 per unit at any time prior to February 28, 2016. Each unit consists of one share of our common stock and one Class A warrant.

      Accordingly, this offering pertains to:

     o 4,800,000 shares of our common stock issuable upon the exercise of the Class A warrants;


     o 480,000 shares of our common stock issuable upon the exercise of warrants we issued to the underwriters of our initial public offering; and


     o 480,000 Class A warrants issuable upon the exercise of underwriters' warrants.



Common Stock Outstanding:   As of August 12, 2013, we had 12,741,512 outstanding
                            shares of common stock. The number of outstanding shares does not give effect to shares which may be issued upon the exercise and/or conversion of options, warrants or other convertible securities.


Risk Factors:               Any  purchase  of our  securities  involves a high
                            degree of risk.  Risk  factors  include  our short
                            operating  history and the possible need for us to
                            sell   shares  of  our   common   stock  to  raise
                            capital. See the "Risk Factors" section of this prospectus below for additional Risk Factors.

OTCBB Symbols:
    Common Stock            VNGE
    Class A Warrants        VNGEW

Forward-Looking Statements

      This prospectus contains "forward-looking statements," as that term is used in federal securities laws, concerning our financial condition, results of operations and business. You can find many of these statements by looking for words such as "believes," "expects," "anticipates," "estimates" or similar expressions used in this prospectus. These statements include, among others:

     We have based these forward-looking statements on our current expectations about future events. The forward-looking statements include statements that reflect management's beliefs, plans, objectives, goals, expectations, anticipations and ntentions with respect to our financial condition, results of

      Accordingly, this offering pertains to:

     o 4,800,000 shares of our common stock issuable upon the exercise of our Class A warrants;


     o 480,000 shares of our common stock issuable upon the exercise of warrants we issued to the underwriters of our initial public offering; and

     o 480,000 Class A warrants issuable upon the exercise of the underwriters' warrants. Unless registered, any shares issued upon the exercise of these warrants will be restricted securities, as that term is defined in Rule 144 of the Securities and Exchange Commission.


      Any shares issued upon the exercise of any warrant will be issued directly to the holder of the warrant.

                            DESCRIPTION OF SECURITIES

Common Stock

      We are authorized to issue 50,000,000 shares of common stock. Holders of our common stock are each entitled to cast one vote for each share held of record on all matters presented to the shareholders. Cumulative voting is not allowed; hence, the holders of a majority of our outstanding common shares can elect all directors.

      Holders of our common stock are entitled to receive such dividends as may be declared by our Board of Directors out of funds legally available and, in the event of liquidation, to share pro rata in any distribution of our assets after payment of liabilities. Our Board of Directors is not obligated to declare a dividend. Our borrowing arrangement contains terms that require the lenders to approve dividend payments. It is not anticipated that dividends will be paid in the foreseeable future.

      Holders of our common stock do not have preemptive rights to subscribe to additional shares if issued. There are no conversion, redemption, sinking fund or similar provisions regarding the common stock. All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

      We are authorized to issue 5,000,000 shares of preferred stock. Shares of preferred stock may be issued from time to time in one or more series as may be determined by our Board of Directors. The voting powers and preferences, the relative rights of each such series and the qualifications, limitations and restrictions of each series will be established by the Board of Directors. Our directors may issue preferred stock with multiple votes per share and dividend

                                   EXHIBIT 5


                                HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.               ________          Email:  harttrinen@aol.com
Will Hart                                             Facsimile:  (303) 839-5414
                                 (303) 839-0061


                                 August 15, 2013


Vanguard Energy Corporation
1330 Post Oak Blvd., Suite 1600
Houston, TX 77506

     This letter will constitute an opinion upon the legality of the issuance by Vanguard Energy Corporation, a Colorado corporation (the "Company"), of the following securities, all as referred to in the Registration Statement on Form S-3 filed by the Company with the Securities and Exchange Commission:

     o 4,800,000 shares of the Company's common stock issuable upon the exercise of the Company's Class A warrants;


     o 480,000 shares of the Company's common stock issuable upon the exercise of warrants the Company issued to the underwriters of its initial public offering ; and


     o 480,000 Class A warrants issuable upon the exercise of underwriters' warrants.

     We have examined the Articles of Incorporation, the Bylaws, and the minutes of the Board of Directors of the Company, and the applicable laws of the State of Colorado applicable provisions of the Colorado Revised Statutes and the Colorado Constitution, all reported judicial decisions interpreting the same, and a copy of the Registration Statement.


    In our opinion:

     o    The Class A warrants are the binding obligations of the Company;

     o any shares of common stock issued upon the exercise of the Class A warrants, if exercised in accordance with their terms, will be legally issued and will represent fully paid and non-assessable shares of the Company's common stock;

     o any shares of common stock issuable upon the exercise of the underwriters' warrants will be legally issued and will represent full paid and non-assessable shares of the Company's common stock; and

     o any Class A warrants issued upon the exercise of the underwriters' warrants, if the underwriters' warrants are exercised in accordance with their terms, will be legally issued, fully paid and non-assessable.


                                          Very truly yours,

                                          HART & HART, LLC

                                          /s/ William T. Hart

                                          William T. Hart

                                  EXHIBIT 23.1


                              CONSENT OF ATTORNEYS


      Reference is made to the Registration Statement of Vanguard Energy Corporation on Form S-3 whereby the Company plans to sell the following securities:

     o 4,800,000 shares of the Company's common stock issuable upon the exercise of the Company's Class A warrants;


     o 480,000 shares of the Company's common stock issuable upon the exercise of the warrants the Company issued to the underwriters of its initial public offering warrants; and


     o 480,000 Class A warrants issuable upon the exercise of underwriters' warrants.


      Reference is also made to Exhibit 5 included in the Registration Statement relating to the validity of the securities proposed to be issued and sold.

      We hereby consent to the use of our opinion concerning the validity of the securities proposed to be issued and sold.

                                        Very truly yours,

                                        HART & HART, LLC

                                        /s/ William T. Hart

                                        William T. Hart



Denver, Colorado
August 15, 2013